Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(millions of dollars)	2010	2009	2008	2007	2006
Earnings
Net income from continuing operations	$992	$868	$922	$925	$740
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	2	(1)	(1)	(7)	(1)
Minority interest loss	—	—	—	—	—
Income tax	548	440	524	437	389
Pre-tax income from continuing operations	$1,553	$1,318	$1,456	$1,366	$1,139

Add: Fixed charges*	660	660	592	567	556
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	19	18	18	18	18
Earnings	$2,194	$1,960	$2,030	$1,915	$1,677
*Fixed charges
Interest on long-term debt	$580	$574	$504	$453	$425
Amortization of debt discount, premium and expense	17	16	15	17	16
Interest capitalized	—	—	—	—	—
Other interest	21	30	33	57	75
Interest component of rentals	23	22	22	22	22
Pre-tax preferred stock dividend requirement	19	18	18	18	18
Fixed charges	$660	$660	$592	$567	$556
Ratio of Earnings to Fixed Charges	3.3	3.0	3.4	3.4	3.0